
SEC MAIL PROCESSING
RECEIVED
JUN 06 2005
WASH, D.C.
209
SECTION


05008711


SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

June 2, 2005

SUPPL

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Debt Guarantee for an Overseas Subsidiary)should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

dw 6/8


SAMSUNG
ELECTRONICS

Debt Guarantee for an Overseas Subsidiary

The management committee authorized debt guarantee for an overseas subsidiary on May 30, 2005

▫ **Details**

1. Samsung Electronics South Africa (Pty) Ltd.
   - Relationship to Samsung Electronics: Overseas subsidiary
   - Debt guarantee: USD 36,000,000 (new guarantee)
   - Guarantee period: June 8, 2005 to June 7, 2006
     (The guarantee period has yet to be fixed.)
   - Creditor: HSBC
   - Total debt guarantee for Samsung Electronics South Africa (Pty) Ltd.:
     USD 46,000,000 (including the above new guarantee amount)


SEC MAIL PROCESSING
RECEIVED
JUN 06 2005
SECTION


SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

June 2, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Equity Investment in a Subsidiary)should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG

ELECTRONICS

Equity Investment in a Subsidiary

On May 30, 2005, the management committee authorized an equity investment in Samsung Electronics South Africa (Pty) Ltd. through purchasing newly issued 729,000 common shares of the subsidiary.

Details

- Investee: Samsung Electronics South Africa (Pty) Ltd. (overseas subsidiary)
- Investment amount: KRW 15,037,500,000 (USD 15,000,000)